OMB APPROVAL
OMB Number	3235-0058
Expires	October 31, 2018
Estimated average burden
hours per response	2.50
SEC FILE NUMBER 001-08038
CUSIP NUMBER 492914106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Key Energy Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1301 McKinney Street, Suite 1800

Address of Principal Executive Office (Street and Number)

Houston, TX 77010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in filings by Key Energy Services, Inc. (the “Company” or “Key”) with the Securities and Exchange Commission (the “SEC”), on October 24, 2016, the Company and certain of its domestic subsidiaries (collectively, and together with the Company, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

Also, as previously disclosed with the SEC, on October 18, 2016, the Company closed the sale of its Mexican businesses and related assets (collectively, the “Divested Businesses”). The Company is still evaluating the impacts of the filing of the Bankruptcy Petitions and the sale of the Divested Businesses on the Company’s financial statements and its disclosures, and these events have the potential to impact the presentation of information and disclosures in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2016 (the “Form 10-Q”). As a result, the Company is unable to file the Form 10-Q by the prescribed due date. The Company expects that it will file the Form 10-Q on or before the fifth calendar day following its prescribed due date, although there can be no assurance in this regard.

The Company expects to report revenues and net loss of approximately $102.4 million and $130.9 million, respectively, for the three months ended September 30, 2016, as compared to revenues and net loss of approximately $176.9 million and $640.2 million for the three months ended September 30, 2015. The Company’s revenues declined in the current period relative to the prior year period due to lower spending by its customers and lower prices for its services as a result of lower oil prices and reduced demand. The Company’s net loss declined in the current period relative to the prior year period due primarily to the fact that the Company recorded significant impairments in the 2015 third quarter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Katherine I. Hargis	713	651-4446
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See disclosure under Part III above.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Form 12b-25 filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature or that relate to future events and conditions are, or may be deemed to be, forward-looking statements. These forward-looking statements are based on Key’s current expectations, estimates and projections and its management’s beliefs and assumptions concerning future events and financial trends affecting Key’s financial condition and results of operations. In some cases, you can identify these statements by terminology such as “may,” “will,” “should,” “predicts,” “expects,” “believes,” “anticipates,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions and are subject to substantial risks and uncertainties and are not guarantees of performance. Future actions, events and conditions and future results of operations may differ materially from those expressed in these statements. In evaluating those statements, you should carefully consider the risk factors set forth in Key’s Annual Report on Form 10-K for the year ended December 31, 2015 and Exhibit 99.4 to Key’s Current Report on Form 8-K filed on August 25, 2016. Key undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25 except as required by law. All of Key’s written and oral forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements.

Key Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2016	By:	/s/ Katherine I. Hargis
Katherine I. Hargis
Vice President, Chief Legal Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).